UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

MVC CAPITAL, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

553829102

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P I. 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus
Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 666 Third Ave, 23rd Floor New York, New York 10017 (212) 519-5101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2020

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 553829102	13D/A	Page 2 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,695 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 450,695 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,695 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 553829102	13D/A	Page 3 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 551,039 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 551,039 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 551,039 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 553829102	13D/A	Page 4 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 472,645 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 472,645 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,645 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 553829102	13D/A	Page 5 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 40,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* EP

CUSIP No. 553829102	13D/A	Page 6 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,001,734 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,001,734 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001,734 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 553829102	13D/A	Page 7 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 472,645 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 472,645 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,645 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 553829102	13D/A	Page 8 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,514,379 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,514,379 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,514,379 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 553829102	13D/A	Page 9 of 14

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,514,379 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,514,379 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,514,379 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 553829102	13D/A	Page 10 of 14

Item 1. Security and Issuer.

This Amendment No. 3 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2016, as amended by Amendment No. 1, filed on April 27, 2019 and Amendment No. 2 filed on January 22, 2020 (collectively the “Schedule 13D”) by the Wynnefield Reporting Persons (as defined in the Schedule 13D) with respect to the shares of common stock, $0.01 par value per share (the “Common Stock”) of MVC Capital, Inc., a Delaware corporation (the “Issuer”). The Issuer maintains its principal executive office at 287 Bowman Avenue, 2nd Floor, Purchase, NY 10577.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $11,899,365 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons who directly beneficially own such securities.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On April 21, 2020, the Wynnefield Reporting Persons delivered a letter (the “Letter”) to the Issuer notifying it that the Wynnefield Reporting Persons intend to (i) nominate and seek to elect John D. Chapman and Ron Avni (each, a “Nominee” and collectively, the “Nominees”) as members of the Issuer’s Board of Directors (the “Board”); and (ii) present the stockholder proposal (the “Proposal”) previously set forth in the Wynnefield Reporting Perons’ letter to the Company dated January 17, 2020, at the Issuer’s 2020 Annual Meeting of Stockholders (the “2020 Annual Meeting”).

The Wynnefield Reporting Persons feel they have been forced to take the step of proposing these two qualified and independent Nominees for election at the 2020 Annual Meeting as a last resort in order to: (i) protect the Issuer’s capital, (ii) have independent Board members that will fully consider the alternative strategies recommended by the Wynnefield Reporting Persons in its stockholder proposal submitted to the Issuer on January 17, 2020 (as described below), (iii) enhance and preserve shareholder value, and (iv) protect the interests of all of the Issuer’s stockholders.

On January 17, 2020, Wynnefield Partners I delivered a letter to the Issuer with respect to the submission of the Proposal pursuant to Rule 14a-8 of the Commission’s proxy regulations promulgated under the Securities and Exchange Act of 1934, as amended, requesting that the Issuer’s stockholders adopt a resolution recommending the Board immediately take all necessary steps within its power to commence the process of: (i) selling the Issuer to a strategic acquiror, (ii) liquidating its portfolio and returning proceeds to stockholders, or (iii) merging with another business development company, and recommending the Board immediately take all steps within its power to cause the Issuer to cease making any new investments and immediately move forward on one of those three paths (the “Proposal”). The Proposal was submitted in light of the Wynnefield Reporting Person’ belief that the Issuer has performed poorly, been unable to address the discount between its net asset value and share price and has had a significant decrease in market capitalization.

On April 13, 2020, the Wynnefield Reporting Persons sent an email to Mr. Michael Tokarz, the Issuer’s Chairman and Portfolio Manager, informing him that the Wynnefield Reporting Persons are contemplating the nomination of the Nominees to the Issuer’s Board at the upcoming 2020 Annual Meeting to better represent the Issuer’s outside stockholders. The Wynnefield Reporting Persons also sent to Mr. Tokarz an unsigned draft of the Letter for discussion purposes and advised Mr. Tokarz that the Wynnefield Reporting Persons were available to speak with Mr. Tokarz at a mutually convenient time prior to the Wynnefield Reporting Persons formally submitting the Letter to the Issuer. While the Wynnefield Reporting Persons did have a conference call with the independent members of the Board shortly following the submission of the Proposal on January 17, 2020, to date, Mr. Tokarz has not contacted the Wynnefield Reporting Persons, requested to speak with the Nominees, nor much less requested further information concerning the Nominees.

The Wynnefield Reporting Persons’ continue to believe that the Issuer and the current Board should immediately cease making any new investments and should either seek to merge with another business development company or sell the Issuer to a strategic acquiror. If the Issuer and Board are unable to find a suitable merger or sale transaction, then the Issuer should immediately commence the process of liquidating its portfolio and returning the proceeds to the Issuer’s stockholders.

Accordingly, at the 2020 Annual Meeting, the Wynnefield Reporting Persons will seek to elect two highly qualified, independent directors who are committed to protecting the interests of all of the Issuer’s stockholders, and who each have the financial analysis and investment expertise, particularly in the area of closed-end funds, to help the Board preserve capital and evaluate reasonable alternative business strategies available to the Issuer, which the Wynnefield Reporting Persons believe will lead to the creation of stockholder value.

1

CUSIP No. 553829102	13D/A	Page 11 of 14

The background and experiences of our Nominees are set forth below.

John D. Chapman, 64. Since 2013, Mr. Chapman has served as Chairman of NAXS, a Nasdaq Stockholm listed company investing primarily in Nordic assets. Mr. Chapman has served since 2017 as Non-Executive Chairman of Origo Partners Plc, a London Stock Exchange listed company, investing in companies located in China and Mongolia that are primarily engaged in the technology, consumer services, industrial, commercial and energy sectors. From 2011 until 2016 Mr. Chapman served as the Chairman of Hirco Plc, a London Stock Exchange listed company, primarily investing in Indian residential real estate development projects. From 2008 through 2018 Mr. Chapman served as the Executive Chairman of Ottoman Fund Ltd., a London Stock Exchange listed company, investing in Turkish property. He has also previously served on the Board of Directors of Trinity Capital Plc, and South African Property Opportunities Plc, each a London Stock Exchange listed company as well as a number of other public companies. Mr. Chapman is a member of the CFA Institute and the New York State Bar Association. He received a B.A. degree from Bates College and a Juris Doctorate from The University of Texas.

The Wynnefield Reporting Persons believe Mr. Chapman’s extensive legal and financial analysis expertise, his corporate governance experience serving as the Chairman and a director of many publicly traded companies, provide him with unique skills, insights and qualifications to serve as a member of the Issuer’s Board of Directors and any of its committees.

Ron Avni, 44. Since 2016, Mr. Avni has served as an adviser to companies on investment and business strategies. From 2006 to 2016, Mr. Avni was employed by QVT Financial LP, a multi-billion-dollar investment firm. At QVT, where he served as a portfolio manager starting in 2008, Mr. Avni led investment activities in closed-end fund arbitrage and related special situations globally, among other investments. While at QVT, Mr. Avni led successful turn-arounds of distressed companies, having collaborated with stockholders, management teams and boards of directors on various strategies to unlock stockholder value. Mr. Avni also served as senior quantitative analyst and trader at Weiss Asset Management from 2003 to 2005, where he developed quantitative trading methodologies and software as well as managed a broad array of the firm’s business operations. Mr. Avni has been a CFA® Charterholder since 2005. He received an AB in Physics, magna cum laude, from Harvard University, and is enrolled in a PhD program at the University of Texas at Austin.

The Wynnefield Reporting Persons believe Mr. Avni’s extensive financial, operational and investment expertise, particularly in the area of closed-end funds, provides him with unique skills, insights and qualifications to serve as a member of the Issuer’s Board of Directors and any of its committees.

In the event any of the Nominees shall be unable to serve for any reason, the Wynnefield Reporting Persons reserve the right to select a replacement Nominee. Additionally, in the event the Issuer purports to increase the number of directors serving on the Board or otherwise increases the number of directors to be elected at the 2020 Annual Meeting, the Wynnefield Reporting Persons reserve the right to nominate additional persons as directors to fill any vacancies created by the increase or to fill any additional positions on the Board which the Issuer’s stockholders shall vote on at the 2020 Annual Meeting.

The Wynnefield Reporting Persons currently intend to conduct a proxy solicitation to elect the Nominees to the Board and approve the Proposal at the Annual Meeting.

On April 21, 2020, the Wynnefield Reporting Persons issued a press release announcing that it has nominated a slate of two nominees for election to the Issuer’s Board of Directors and submitted the Proposal for approval at the 2020 Annual Meeting. A copy of the press release is included as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Prior to submitting the Letter to MVC, WCI entered into an indemnification agreement (the “Indemnification Agreement”) with each Nominee pursuant to which WCI has agreed, subject to certain exceptions, to indemnify each Nominee against any losses and/or costs suffered, incurred or sustained by such Nominee in connection with such Nominee’s being a member of the slate or the Wynnefield Reporting Persons’ solicitation of proxies in connection therewith. The foregoing description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreement, which is included as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

No Wynnefield Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Wynnefield Reporting Persons have had and anticipate having further discussions with management and the Board of the Issuer relating to the Issuer’s underperformance, overall business strategy, corporate governance, management accountability, capital allocation, and the evaluation of strategic alternatives. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Wynnefield Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of such securities, entering into financial instruments or other agreements that increase or decrease the Wynnefield Reporting Persons’ economic or beneficial exposure with respect to their investment in the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP No. 553829102	13D/A	Page 12 of 14

Promptly after any filing of its definitive 2020 Proxy Statement with the SEC, Wynnefield Reporting Persons intend to mail the definitive 2020 Proxy Statement and an accompanying proxy card to some or all stockholders pursuant to applicable SEC rules. STOCKHOLDERS ARE URGED TO READ THE 2020 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE ISSUER WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain, free of charge, copies of the definitive 2020 Proxy Statement and any other documents filed by the Wynnefield Reporting Persons with respect to the Issuer with the Securities and Exchange Commission in connection with the 2020 Annual Meeting at the Securities and Exchange Commission’s website (http://www.sec.gov).

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) and (c) As of April 21, 2020, the Wynnefield Reporting Persons beneficially owned in the aggregate 1,514,379 shares of Common Stock, constituting approximately 8.5% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is based upon 17,725,118 shares outstanding as of March 9, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 31, 2020, filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2020.

The following table sets forth certain information with respect to shares of Common Stock directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Common Stock	Percentage of Outstanding Common Stock
Wynnefield Partners I	450,695	2.5%
Wynnefield Partners	551,039	3.1%
Wynnefield Offshore	472,645	2.7%
Plan	40,000	0.2%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as co-managing members of WCM, share the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Common Stock that Wynnefield Offshore beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Stock that WCI may be deemed to beneficially own. Messrs. Obus and Landes, as executive officers of WCI, share the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

The Plan is an employee profit sharing plan. Messrs. Obus and Landes are the co-trustees of the Plan and accordingly, Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Plan may be deemed to beneficially own. Each of Messrs. Obus and Landes, as the trustees of the Plan, shares with the other the power to direct the voting and disposition of the shares of Common Stock beneficially owned by the Plan.

CUSIP No. 553829102	13D/A	Page 13 of 14

Beneficial ownership of the Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) in the aggregate 1,514,379 shares of Common Stock, constituting approximately 8.5% of the outstanding shares of Common Stock. The percentage of shares of Common Stock reported as being beneficially owned by the Wynnefield Reporting Persons is 17,725,118 shares outstanding as of March 9, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 31, 2020, filed with the Commission on March 9, 2020.

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Schedule 13D.

The Wynnefield Reporting Persons have not acquired or sold shares of Common Stock during the last 60 days.

(d) and (e). Not Applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by the addition of the following

Exhibit 3	Press Release dated April 21, 2020

Exhibit 4	Form of Indemnification Agreement entered into by and between Wynnefield Capital, Inc. and the Nominees.

CUSIP No. 553829102	13D/A	Page 14 of 14

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 21, 2020

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,

its Investment Manager

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL INC. PROFIT SHARING &
MONEY PURCHASE PLAN

By: /s/ Nelson Obus

Nelson Obus, Co-Trustee

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually